UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

TYSON FOODS, INC.

(Name of Issuer)

Class A Common Stock, par value $.10 per share

(Title of Class of Securities)

902494103

(CUSIP Number)

Scott Wray

Sarahbeth Vasgaard

Tyson Limited Partnership

244 W Dickson Street, Suite 202,

Fayetteville, AR 72701

(479) 966-9237

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 902494103
(1)	Names of reporting persons Tyson Limited Partnership (IRS I.D. #71-0692500)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 70,000,000 shares of Class B Common Stock 2,743,680 shares of Class A Common Stock
	(8)	Shared voting power None
	(9)	Sole dispositive power 70,000,000 shares of Class B Common Stock 2,743,680 shares of Class A Common Stock
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 70,000,000 shares of Class B Common Stock 2,743,680 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 99.99%(1) of Class B Common Stock presently convertible into Class A Stock (See Item 1)
(14)	Type of reporting person (see instructions) PN

(1)	Based upon 70,009,005 shares of Class B Stock outstanding, as reported by the Company in its definitive Proxy Statement for its Annual Meeting of Shareholders held on February 8, 2024.

SCHEDULE 13D

Explanatory Note: This Amendment No. 12 is being filed to reflect the current ownership and control of the Tyson Limited Partnership, a Delaware limited partnership (the “Partnership”), as of the date hereof. Amendment No. 12 amends, as set forth below, the statement on Schedule 13D, dated April 30, 1991, as amended by Amendment No. 1 thereto, dated July 10, 1991, Amendment No. 2 thereto, dated April 3, 1992, Amendment No. 3 thereto, dated October 31, 2001, Amendment No. 4 thereto, dated January 17, 2002, Amendment No. 5 thereto, dated June 30, 2003, Amendment No. 6 thereto, dated February 25, 2004, Amendment No. 7 thereto, dated June 2, 2006, Amendment No. 8 thereto, dated November 15, 2006, Amendment No. 9 thereto, dated April 12, 2007, Amendment No. 10 thereto, dated September 22, 2008, and Amendment No. 11 thereto, dated January 21, 2011 (as so amended, the “Schedule 13D”), for the Partnership, with respect to the Class A Common Stock, par value $.10 per share (the “Class A Stock”), and the Class B Common Stock, par value $.10 per share (the “Class B Stock,” and together with the Class A Stock, the “Shares”), of Tyson Foods, Inc., a Delaware corporation (the “Company”) and reflects certain changes in the management of the Partnership since the previous amendment.

Item 1.	Security and Issuer

Items 1 of the Schedule 13D is hereby amended and restated as follows:

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the Class A Stock of the Company whose principal executive offices are located at 2200 Don Tyson Parkway, Springdale, Arkansas 72762-6999. The Partnership is causing this Statement to be filed by virtue of its beneficial ownership of Class B Stock. Pursuant to the Company’s Restated Certificate of Incorporation, and subject to certain terms and conditions contained therein, each share of Class B Stock is presently convertible, at the option of the respective holder thereof, into one fully paid and nonassessable share of Class A Stock.

Item 2.	Identity and Background

Items 2 of the Schedule 13D is hereby amended and restated as follows:

This Statement is being filed by the Partnership, which was formed in the State of Delaware on June 8, 1990. Substantially all of the Class B Stock held by the Partnership represents the Tyson family’s controlling interest in the Company. The principal business address of the Partnership is 2200 Don Tyson Parkway, Springdale, Arkansas 72762-6999.

The purpose and nature of business to be conducted by the Partnership includes the following: (i) to engage generally in the farming and ranching business, including the acquisition, development, construction, operation and disposition of farming and ranching properties; (ii) to engage generally in the real estate business, including the improvement, development, acquisition or disposition of real estate properties; (iii) to engage generally in the mineral business and to acquire, develop and operate mineral properties; (iv) to invest, acquire, dispose of or otherwise deal in stocks, bonds and securities of any person, including the Company; and (v) to conduct any other business necessary or incidental to the foregoing or that may be lawfully conducted by the Partnership under the Delaware Revised Uniform Limited Partnership Act.

The limited partners (and their respective partnership interests in the Partnership) are as follows: the DT Family 2009, LLC (53.4881%), the BT 2015 Fund (45.2549%) and the JCC Family, LLC (.1257%). Trusts for the descendants of Don Tyson, including Mr. John H. Tyson, Chairman of the Board of the Company, are the sole members of the DT Family 2009, LLC and the JCC Family, LLC. Ms. Barbara A. Tyson, a director of the Company, is the sole income beneficiary of and has limited dispositive power with respect to the BT 2015 Fund. Mr. John H. Tyson, Mr. John R. Tyson, and Ms. Olivia Tyson are contingent beneficiaries of the BT 2015 Fund.

The general partners of the Partnership, who in the aggregate have a 1.1313% partnership interest in the Partnership, are the Tyson Family GP Trust of which Mr. John H. Tyson is the Investment Trustee, the Barbara Tyson GP Revocable Trust of which Ms. Tyson is the trustee and the Donald J. Tyson Revocable Trust of which Mr. John H. Tyson, Mr. John R. Tyson, Ms. Olivia Tyson and Mr. Les R. Baledge are the trustees.

The percentage of general partnership interests of the Partnership are as follows: Donald J. Tyson Revocable Trust (44.44%); Tyson Family GP Trust (44.445%); and Barbara Tyson GP Revocable Trust (11.115%).

The descendants of Don Tyson, including Mr. John H. Tyson, are the sole beneficiaries of the Donald J. Tyson Revocable Trust. The descendants of John H. Tyson are the sole beneficiaries of the Tyson Family GP Trust. Ms. Tyson is the sole beneficiary of the Barbara Tyson GP Revocable Trust.

The name, residence or business address, present principal occupation or employment and citizenship of each general partner, and, as applicable, any person controlling such general partner, of the Partnership is set forth in Schedule 1 hereto and incorporated herein by reference.

During the last five years, neither the Partnership, nor, to the best knowledge of the Partnership, any general partner of the Partnership (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Items 4 of the Schedule 13D is hereby amended and restated as follows:

There has been no acquisition of securities of the Company by the Partnership. This Statement is being filed to reflect the ownership and control of the Partnership as of the date hereof.

The Partnership currently has no plans to acquire or dispose of any significant number of Shares. The Partnership currently has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D. However, the Partnership reserves the right to change its plans or intentions at any time and to take any and all actions it may deem appropriate with respect to its investment in the Company.

Item 5.	Interest in Securities of the Issuer

Items 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Statement is incorporated herein by reference.

Because no general partner of the Partnership has the power to vote or to dispose of the Shares held by the Partnership (see paragraph (b) below), none of the general partners are deemed beneficial owners of the Partnership’s Shares.

Certain individuals who serve as trustees of the general partners of the Partnership beneficially own shares of the Company’s Class A Stock in addition to the general partners’ interest in the Partnership. Such beneficial ownership of Class A Stock, as of February 13, 2024, is as follows (including shares subject to presently exercisable options or options exercisable within 60 days after February 13, 2024):

Beneficial Owner	Shares	Percentage of Outstanding Class A Common Stock
John H. Tyson	2,894,156	1.01%
Barbara A. Tyson	202,267	*
John R. Tyson	9,476	*
Les R. Baledge	20,000	*
Olivia Tyson	1,000	*

*	Indicates percentage of less than 1%.

(b) The information set forth in Item 2 of this Statement is incorporated herein by reference.

Because no general partner possesses a majority of the general partner percentage interests of the Partnership, no general partner is deemed to have or share voting or dispositive power over the Partnership’s Shares.

Each of the individuals named in response to paragraph (a) above has the sole voting and dispositive power over the shares beneficially owned by such individual.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 6 of the Schedule 13D is hereby amended and restated as follows:

The Partnership is governed by the terms of the Agreement of Limited Partnership of Tyson Limited Partnership, dated June 8, 1990 (the “Agreement”). Pursuant to the Agreement, the managing general partner of the Partnership has the exclusive right, subject to certain restrictions, to do all things on behalf of the Partnership necessary to manage, conduct, control and operate the Partnership’s business, including the right to vote all shares or other securities held by the Partnership, as well as the right to mortgage, pledge or grant security interests in any assets of the Partnership. The Partnership’s current managing general partner is the Tyson Family GP Trust.

Additionally, the Partnership may be dissolved upon the occurrence of certain events, including (i) a written determination by the managing general partner that the projected future revenues of the Partnership will be insufficient to enable payment of costs and expenses, or that such future revenues will be such that continued operation of the Partnership will not be in the best interest of the partners, (ii) an election to dissolve the Partnership by the managing general partner that is approved by the affirmative vote of a majority in percentage interest of all general partners, or (iii) the sale of all or substantially all of the Partnership’s assets and properties. The withdrawal of the managing general partner or any other general partner (unless such partner is the sole remaining general partner) will not cause the dissolution of the Partnership. Upon dissolution of the Partnership, each partner, including all limited partners, will receive in cash or otherwise, after payment of creditors, loans from any partner, and return of capital account balances, their respective percentage interests in the Partnership assets.

In addition, the Agreement provides that in the event it is determined that a sale of Partnership assets and distribution in cash would be impracticable or cause undue loss to the partners, each partner may, subject to certain conditions, receive in lieu of cash, the particular assets contributed by each such partner to the Partnership.

Item 7.	Material to be Filed as Exhibits

Included as an exhibit to this Statement is the following:

A.	Agreement of Limited Partnership of Tyson Limited Partnership, dated June 8, 1990 (incorporated by reference from the Reporting Person’s Schedule 13D, filed with the SEC on May 1, 1991).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2024

TYSON LIMITED PARTNERSHIP

By:	/s/ Les R. Baledge
Name:	Les R. Baledge
Title:	Trustee of the Tyson Family GP Trust, Managing General Partner

SCHEDULE 1

GENERAL PARTNERS OF TYSON LIMITED PARTNERSHIP

Name and Business Address	Citizenship	Present Principal Occupation
Tyson Family GP Trust 2200 Don Tyson Parkway Springdale, AR 72762-6999	Alaska	N/A
Trustee:
John H. Tyson 2200 Don Tyson Parkway Springdale, AR 72762-6999	United States	Chairman of the Board of Directors of Tyson Foods, Inc.
Donald J. Tyson Revocable Trust 2200 Don Tyson Parkway Springdale, AR 72762-6999	Alaska	N/A
Trustees:
John H. Tyson 2200 Don Tyson Parkway Springdale, AR 72762-6999	United States	Chairman of the Board of Directors of Tyson Foods, Inc.
John R. Tyson 2200 Don Tyson Parkway Springdale, AR 72762-6999	United States	Executive Vice President and Chief Financial Officer of Tyson Foods, Inc.
Olivia Tyson 2200 Don Tyson Parkway Springdale, AR 72762-6999	United States	President, Tyson Family Foundation
Les R. Baledge 2200 Don Tyson Parkway Springdale, AR 72762-6999	United States	Investor, Attorney, Member of the Board of Directors of Tyson Foods, Inc.
Barbara Tyson GP Revocable Trust 2200 Don Tyson Parkway Springdale, AR 72762-6999	Florida	N/A
Trustee:
Barbara A. Tyson 2200 Don Tyson Parkway Springdale, AR 72762-6999	United States	Member of the Board of Directors of Tyson Foods, Inc.